Filed by Handspring, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Handspring, Inc.
Commission File No.: 0-30719

     This filing relates to the proposed merger transaction involving Handspring, Inc. (“Handspring”), and Palm, Inc. (“Palm”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of June 4, 2003 (the “Merger Agreement”), by and among Handspring, Palm, Palm Separation Corporation and Handspring Acquisition Corporation. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Handspring on June 11, 2003, and is incorporated by reference into this filing.

     Additional Information And Where To Find It

     Handspring, Inc. and Palm, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Handspring and Palm. Investors and security holders are urged to read the registration statement on Form S-4 when it becomes available because it will contain important information about the merger transaction described herein. Investors and security holders may obtain free copies of the registration statement (when it is available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov . In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650-230-5000 or bslakey@handspring.com ). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com ).

     Handspring and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the merger described herein. Information regarding the special interests of these directors and executive officers in the merger transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Bill Slakey at 650-230-5000 or bslakey@handspring.com ).

     Palm and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the merger transaction described herein. Information regarding the special interests of these directors and executive officers in the merger transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com ).